February 13, 2008

Mr. Norman Stout
Chairman of the Board
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ  85053

Dear Norman:

As you know, RLR Capital Partners, LP and RLR Focus Master Fund, LP, are among the largest shareholders of Hypercom Corporation, beneficially owning 3,667,307 shares, which represents approximately 6.9% of shares outstanding.

We are writing to you today in response to the recent offer by Ingenico, made to you on Friday, February 8, 2008, to acquire all outstanding shares of Hypercom for $6.25 per share in cash, and to address the effect that that offer has on your proposed acquisition of the e-Transactions business of Thales S.A. As we have communicated to you, we strongly urge you to negotiate the best deal you can with Ingenico, provided you can establish certainty of near-term closing, clear proof of financing capability and a value that appropriately rewards shareholders for 1) the significant product and operating cost synergies that Ingenico would enjoy; 2) the revenue opportunity that Ingenico would have as a result of acquiring Hypercom's growing product pipeline, resurgent multi-lane business and strong presence in the US banking market; 3) costs associated with terminating the agreement with Thales, including the $10MM deposit and reasonable associated fees; and, 4) the opportunity foregone by not consummating the e-Transactions acquisition.

As you know, we were very supportive of the Thales transaction, because we believe that in time, the successful integration of Hypercom and the e-Transactions business, would create a strong global player with significantly higher profitability and cash flow, and a resultant higher valuation for Hypercom. But we believe that a deal today with Ingenico, subject to the provisions stated above, must be pursued for the benefit of all shareholders. Delivering a full and fair value today is, in our judgment, preferable, and should be supported by a vast majority of your shareholders. If Ingenico cannot expeditiously address the concerns regarding certainty of closure, financing and appropriate value, then we would continue to support you in your efforts to close the Thales transaction.

We will continue to communicate with you and the Board of Hypercom, and will, when appropriate, engage in discussions with other shareholders.

Very truly yours,

/s/ Robert L. Rosen

Robert L. Rosen
Managing Partner